SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                  AMENDMENT NO.


                                  CONSECO, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    208464107
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                                 (CUSIP Number)

                               Stephen C. Hilbert
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]



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    CUSIP No.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 208464107
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1.  NAME OF REPORTING PERSON . . . . . . . . . . . . . . . . .Stephen C. Hilbert
                                                              ------------------

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . . . . ...Not given
                                                                       ---------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [   ] (b) [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . . . PF, BK
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . . . . . United States Citizen

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Number of         7. SOLE VOTING POWER . . . . . . . . . . . . . . . . 9,578,801

                     -----------------------------------------------------------
Shares

Beneficially      8. SHARED VOTING POWER . . . . . . . . . . . . . . . . 735,000
                                                                         -------

Owned By             -----------------------------------------------------------

Each              9. SOLE DISPOSITIVE POWER . . . . . . . . . . . . . .9,578,801
                                                                       ---------

Reporting            -----------------------------------------------------------

Person With      10. SHARED DISPOSITIVE POWER . . . . . . . . . . . . . .735,000
                                                                         -------
                     -----------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,313,801
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
    [   ]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%
      ----

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14.  TYPE OF REPORTING PERSON . . . . . . . . . . . . . . . . . . . . . . . . IN
                                                                              --

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Item 1.           Security and Issuer

         This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.           Identity and Background

         This statement is filed on behalf of Stephen C. Hilbert. Mr. Hilbert is Chairman of the Board, President and Chief Executive Officer of Conseco. The business address of Mr. Hilbert is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Mr. Hilbert is a citizen of the United States of America. During the last five years, Mr. Hilbert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The acquisition which is the subject of this Schedule 13D is the beneficial ownership of 1,422,000 shares of Common Stock that Mr. Hilbert had the right to acquire beginning February 17, 1998 for $14.81 per share under the terms of a stock option granted to him in February 1994. In addition, the number of shares of Common Stock of Conseco has been reduced through share repurchases by Conseco. A combination of such events resulted in Mr. Hilbert's ownership of Common Stock exceeding 5% of the outstanding shares of Common Stock. On February 28, 1998, Mr. Hilbert exercised his right to acquire such 1,422,000 shares of Common Stock by surrendering 897,551 shares of Common Stock to Conseco to pay the exercise price and to pay for taxes associated with such exercise.

         Additionally, Mr. Hilbert becomes entitled to purchase an additional 276,248 shares of Common Stock on June 8, 1998 pursuant to stock options previously granted to Mr. Hilbert. Because such options become exercisable within sixty days of the date of this report, the shares that may be purchased pursuant to such options have been included in Mr. Hilbert's beneficial ownership reported herein.

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

         Such acquisition and vesting of options increased the number of shares of Common Stock beneficially owned by Mr. Hilbert to 10,313,801 shares, or 5.4% of the shares of Common Stock deemed to be outstanding under Rule 13d-3(d) of the Securities and Exchange Commission. Shares previously acquired were acquired with personal funds and funds borrowed from financial institutions under the Amended and Restated Director, Executive and Senior Officer Stock Purchase Plan of Conseco, Inc. (the "Purchase Plan").

Item 4.           Purpose of Transaction

         Mr. Hilbert has acquired beneficial ownership of the Common Stock for investment purposes.

Item 5.           Interest in Securities of the Issuer

         Set forth below is information concerning the shares of Common Stock beneficially owned by Mr. Hilbert on the date hereof.

(a) 10,313,801 shares, which number includes (i) 2,845,540 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options, (ii) 2,570,000 shares of Common Stock which are owned by trusts of which Mr. Hilbert is the sole trustee (the "Trusts"),
         (iii) 675,000 shares of Common Stock which are owned by The Hilbert Foundation (the "Foundation") of which Mr. Hilbert and his wife are trustees, (iv) 20,000 shares of Common Stock which may be acquired by the Foundation within 60 days upon exercise of a warrant to purchase 20,000 shares of Common Stock for $19.54 per share (the "Warrant"), (v) 116,822 shares of Common Stock which are owned by the Stephen C. Hilbert 1996 Grantor Retained Annuity Trust Agreement (the "Hilbert GRAT") of which Mr. Hilbert is a co-trustee and (vi) 60,000 shares of Common Stock which are owned by Tomisue Hilbert Trust of which Mrs. Hilbert is the sole trustee and ownership of which Mr. Hilbert expressly disclaims beneficial ownership. Such amount is 5.4% of the deemed outstanding shares of Common Stock of Conseco.

(b) Except for shares held by the Foundation, the Hilbert GRAT and Tomisue Hilbert Trust as indicated in (a), Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned, which are subject to options or warrants, do not have voting rights prior to exercise of such options or warrants, as the case may be.


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(c)      Except  as  disclosed  herein,  Mr.  Hilbert  has  not  engaged  in any transactions concerning the Common Stock during the past 60 days.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Hilbert.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The shares of Common Stock beneficially owned by Mr. Hilbert include 2,845,540 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 283,748 shares of Common Stock at a price of $13.31 per share, (ii) 2,410,136 shares of Common Stock at a price of $39.44 per share and (iii) 151,656 shares of Common Stock at a price of $40.19 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 5,257,551 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, the Conseco 1994 Stock and Incentive Plan and the Conseco 1997 Non-qualified Stock Option Plan.

         Mr. Hilbert holds an aggregate of 1,759,596 stock units (1,218,973 of which are vested) (the "Stock Units") under the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan. Each Stock Unit represents and is payable in one share of Common Stock. The Stock Units have no voting rights and are not payable within the next 60 days because they either have been deferred or have not yet vested. The Stock Units must be paid out following a change in control as defined in the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan for awards under the respective plans.

         Mr. Hilbert's employment agreement contains certain change in control provisions. In the event of a Control Termination (as defined in the employment agreement) of Mr. Hilbert, Mr. Hilbert may elect, within sixty (60) days after such Control Termination, to receive a payment from Conseco in return for surrender by Mr. Hilbert of all or any portion of the options then outstanding held by Mr. Hilbert to purchase shares of Common Stock ("Unexercised Options") and shares of Common Stock held by Mr. Hilbert.

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



         Unexercised Options include all outstanding options whether or not then exercisable. For each Unexercised Option to purchase one share of Common Stock and each share of Common Stock, Conseco must pay to Mr. Hilbert an amount equal to the highest per share fair market value of the Common Stock on any day during the period beginning six (6) months prior to the date of Mr. Hilbert's election to sell such shares and Unexercised Options pursuant to his employment agreement. To compensate Mr. Hilbert for loss of the potential future speculative value of the Unexercised Options, no deduction may be made for the exercise price per share for each Unexercised Option from the amount to be received by Mr. Hilbert.

         The shares of Common Stock held by the Trusts were purchased pursuant to the Plan with the proceeds of a loan obtained pursuant to the Credit Agreement (as defined herein). The Credit Agreement is filed as an exhibit hereto and is made a part hereof. All such shares owned by the Trusts have been pledged to Bank of America under the Borrower Pledge Agreement and Reaffirmation Agreement of Pledge Agreement filed as exhibits hereto and made a part hereof.

         The Warrant contains a provision allowing Mr. Hilbert to cause Conseco to purchase the Warrant for the difference between the exercise price and the then current market price. The Warrant expires September 29, 2005. See Exhibit 9 to this Schedule 13D.


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Item 7.           Material to Be Filed as Exhibits

         1. Employment Agreement dated January 1, 1987, between Conseco and Stephen C. Hilbert, was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1986, and Amendment No. 1 thereto was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1987; and are incorporated herein by this reference.

         2. Conseco's Stock Option Plan was filed with the Commission as Exhibit B to its definitive Proxy Statement dated December 10, 1983; Amendment No. 1 thereto was filed with the Commission as
              Exhibit 10.8.1 to its Report on Form 10-Q for the quarter ended June 30, 1985; Amendment No. 2 thereto was filed with the Commission as Exhibit 10.8.2 to its Registration Statement on Form S-1, No. 33-4367; Amendment No. 3 thereto was filed with the Commission as Exhibit 10.8.3 to Conseco's Annual Report on Form 10-K for 1986; Amendment No. 4 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Annual Report on Form 10-K for 1987; Amendment No. 5 thereto was filed with the Commission as
              Exhibit 10.8 to Conseco's Report on Form 10-Q for the quarter ended September 30, 1991; and such documents are incorporated herein by this reference.

         3. Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.4 to Conseco's Annual Report on Form 10-K for 1992 and Amendment to the Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as
              Exhibit 10.8.9 to Conseco's Annual Report on Form 10-K for 1994. Such documents are incorporated herein by this reference.

         4. The Conseco 1994 Stock and Incentive Plan was filed as Exhibit A to Conseco's definitive Proxy Statement dated April 29, 1994 and is incorporated herein by this reference.

         5. Amended and Restated Director, Executive and Senior Officer Stock Purchase Plan of Conseco, Inc., dated August 21, 1997, was filed as Exhibit 10.8.11 to Conseco's Annual Report on Form 10-K for 1997 and is incorporated herein by this reference.

         6. Amended and Restated Credit Agreement, (the "Credit Agreement"), dated as of August 26, 1997, among the Borrowers

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              (including the Trusts), the financial institutions  party  thereto and Bank of America.

         7.   Amended and Restated Guaranty, dated as of August 26, 1997.

         8. Borrower Pledge Agreement, dated May 13, 1996, between the Trusts and Bank of America was filed by Mr. Hilbert as Exhibit 8 to Amendment No. 2 to Schedule 13D dated May 21, 1996. Such document is incorporated herein by this reference.

         9. Conseco, Inc. Warrant dated January 21, 1997 was filed by Mr. Hilbert as Exhibit #9 to Amendment No. 3 to Schedule 13D dated January 31, 1997. Such document is incorporated herein by this reference and the Certificate of Adjustment, dated as of February 11, 1997, is filed herewith.

         10. Conseco, Inc. Amended and Restated 1997 Non-qualified Stock Option Plan was filed as Exhibit 10.8.14 to Conseco's Annual Report on Form 10-K for 1997 and is incorporated herein by this reference.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 28, 1998.



                                                           /s/Stephen C. Hilbert
                                                           ---------------------
                                                           Stephen C. Hilbert


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